Filed by MPLX LP
Commission File No.: 001-35714
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company:
MarkWest Energy Partners, L.P.
Commission File No.: 001-31239

This presentation contains forward-looking statements within the meaning of federal securities laws regarding MPLX LP (“MPLX”), Marathon Petroleum Corporation (“MPC”), and MarkWest Energy Partners, L.P. (“MWE”). These forward-looking statements relate to, among other things, expectations, estimates and projections concerning the business and operations of MPC, MPLX and MWE. You can identify forward-looking statements by words such as “anticipate,” “believe,” “imply,” “estimate,” "objective," “expect,” “forecast,” "plan," “project,” "potential," “could,” “may,” “should,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Factors that could cause MPLX's or MWE’s actual results to differ materially from those in the forward-looking statements include: their ability to complete the proposed merger of MPLX and MWE on anticipated terms and timetable; the ability to obtain approval of the transaction by the unitholders of MWE and satisfy other conditions to the closing of the transaction contemplated by the merger agreement; the risk that the costs savings and any other synergies from the MPLX/MWE transaction may not be fully realized or may take longer to realize than expected; disruption from the MPLX/MWE transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of MWE or MPLX, as applicable; the adequacy of their respective capital resources and liquidity, including, but not limited to, availability of sufficient cash flow to pay distributions and execute their respective business plans; the timing and extent of changes in commodity prices and demand for crude oil, refined products, feedstocks or other hydrocarbon-based products; volatility in and/or degradation of market and industry conditions; completion of pipeline capacity by competitors; disruptions due to equipment interruption or failure, including electrical shortages and power grid failures; the suspension, reduction or termination of MPC's obligations under MPLX’s commercial agreements; each company’s ability to successfully implement its growth plan, whether through organic growth or acquisitions; modifications to earnings and distribution growth objectives; federal and state environmental, economic, health and safety, energy and other policies and regulations; changes to MPLX’s capital budget; other risk factors inherent to their industry; and the factors set forth under the heading "Risk Factors" in MPLX's Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with the Securities and Exchange Commission (SEC); and the factors set forth under the heading "Risk Factors" in MWE's Annual Report on Form 10-K for the year ended Dec. 31, 2014 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, filed with the SEC. These risks, as well as other risks associated with MPLX, MWE and the proposed transaction are also more fully discussed in the preliminary joint proxy statement and prospectus included in the registration statement on Form S-4 filed with the SEC by MPLX on August 18, 2015. Factors that could cause MPC’s actual results to differ materially from those in the forward-looking statements include: risks described above relating to the MPLX/MWE proposed merger; changes to the expected construction costs and timing of pipeline projects; volatility in and/or degradation of market and industry conditions; the availability and pricing of crude oil and other feedstocks; slower growth in domestic and Canadian crude supply; an easing or lifting of the U.S. crude oil export ban; completion of pipeline capacity to areas outside the U.S. Midwest; consumer demand for refined products; transportation logistics; the reliability of processing units and other equipment; MPC’s ability to successfully implement growth opportunities; modifications to MPLX earnings and distribution growth objectives; federal and state environmental, economic, health and safety, energy and other policies and regulations; MPC’s ability to successfully integrate the acquired Hess retail operations and achieve the strategic and other expected objectives relating to the acquisition; changes to MPC’s capital budget; other risk factors inherent to MPC’s industry; and the factors set forth under the heading "Risk Factors" in MPC's Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with SEC. In addition, the forward-looking statements included herein could be affected by general domestic and international economic and political conditions. Unpredictable or unknown factors not discussed here, in MPLX’s Form 10-K, in MPC’s Form 10-K, or in MWE’s Form 10-K could also have material adverse effects on forward-looking statements. Copies of MPLX's Form 10-K are available on the SEC website, MPLX's website at http://ir.mplx.com or by contacting MPLX's Investor Relations office. Copies of MPC's Form 10-K are available on the SEC website, MPC's website at http://ir.marathonpetroleum.com or by contacting MPC's Investor Relations office. Copies of MWE’s Form 10-K are available on the SEC website, MWE’s website at http://investor.markwest.com or by contacting MWE’s Investor Relations office.
Additional Information
This communication may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction, a registration statement on Form S-4 has been filed with the SEC and includes a preliminary proxy statement of MWE. MPLX and MWE expect to file amendments to these filings before they become effective. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to unitholders of MWE. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from MPLX LP at its website, http://ir.mplx.com, or 200 E. Hardin Street, Findlay, Ohio 45840, Attention: Corporate Secretary, or from MWE at its website, http://investor.markwest.com, or 1515 Arapahoe Street, Tower 1, Suite 1600, Denver, CO 80202, Attention: Corporate Secretary.
Participants in Solicitation
MPLX and MWE and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning MPLX participants is set forth in MPLX’s Form 10-K for the year ended December 31, 2014, as filed with the SEC on February 27, 2015, and MPLX’s current report on Form 8-K, as filed with the SEC on March 9, 2015. Information concerning MWE’s participants is set forth in the proxy statement, dated April 23, 2015, for MWE’s 2015 Annual Meeting of Common Unitholders as filed with the SEC on Schedule 14A and MWE’s current reports on Form 8-K, as filed with the SEC on May 5, 2015, May 19, 2015 and June 8, 2015. Additional information regarding the interests of participants of MPLX and MWE in the solicitation of proxies in respect of the proposed merger are included in the registration statement and proxy statement/prospectus and other relevant materials filed with the SEC. These documents may be obtained free of charge from MPLX or MWE using the contact information above.
Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Gary Heminger, President and CEO of Marathon Petroleum Corporation, and Chairman and CEO of MPLX GP LLC, made the following remarks at the Barclays CEO Energy - Power Conference on September 9, 2015, which remarks are available for replay.

Paul Cheng:
Good morning. Our next presentation is Marathon Petroleum. We are very happy to have the Chairman and CEO, Gary Heminger, an industry leader here. Since the spin-off from Marathon Oil, the Company has done a phenomenal job in growing and also increasing shareholder value. So without further delay, let me welcome Gary.

Gary Heminger:	Thank you, Paul, and good morning to everyone. Our forward-looking statements -- in fact, we have two, since we've announced the MPLX/MarkWest transaction.

What I want to speak to you today about is the MPC advantaged system. And when I say advantaged system, I'm going to get into a history of -- as Paul just said, since we spun from MOC in 2011, what we have done from a first-mover basis and a peer-leading basis to try to really position MPC for the long term.

Having, we believe, the leading integrated downstream system east of the Mississippi -- I'm going to get into the transaction that we've announced with MarkWest, just on a top level. I can't get into any more detail than that at this time. I'll update you on the Hess integration, and then I'll provide a fairly good summary of our capital return to shareholders at the end.

Going to our integrated model. As I stated earlier, the largest downstream system east of the Mississippi. But in periods of volatility, like you've seen this summer in the Chicago market -- with half of our refining being in the Gulf Coast, the other half being in the Midwest, we have the great flexibility and optionality to be able to move products into that market, away from those markets, probably faster than anyone else in our business. And of course, that leads to synergy and that leads to the value.

And I like to call ourselves as being a margin taker, not always being a push marketer or push refiner, pushing barrels into a certain market. We will pull barrels and move those into the most attractive markets.

Speaking to the MarkWest transaction we announced back in July. We believe the industrial logic behind this transaction is going to be very, very powerful. And when I say industrial logic -- and as we look back at our base MLP being MPLX, it was apparent to us -- and yes, we have a very strong drop-down story by itself -- but as I look four and five years down the road and look to where do you continue to grow and continue to grow at the levels that we have become accustomed, we were seeking an opportunity, or opportunities, looking at many different facets within this business.

And when we look at the NGL business and expect that somewhere between $500 billion to $750 billion will be invested in this business, or in this industry, between now and 2030, and with MarkWest being right in the same footprint, east of the Mississippi, where we have very strong operations and very strong, I would say, optics into the entire oil and gas space within these markets, it became a very, very strong fit for us.

And I would say one of the most important things within MarkWest, going into a new business here of NGLs, is that they have, in all the work that we've done, we believe the best management team in the gathering and processing system. And that entire management team is going to come and be part of this new venture.

We have affirmed our growth guidance of 29% -- approximately 29% for this year, 25% through 2017, and approximately 20% in 2018 and 2019; and I would expect to continue to grow in those levels going forward.

One of the things that I want to be clear on here is, when we made our announcement, we had stated that we were going to have industry-leading growth subsequent to 2017, 2018. And I think investors wrongly assumed that they'd just put us into the G&P or the large-cap market and assume that the growth therefore meant is going to be low double digits going forward.

And that is definitely not our strategy and our plan, with all the assets we have within MPC today and those that we're continuing to grow, and then the ability to be able to incubate assets inside MPC and not make those available and drop those down into MPLX until they're ready to go.

When I talk about the industrial logic, this slide illustrates MPC's baseline of operations. And then I'd overlay that with MarkWest operations. And as you can see again, from an industrial-logic standpoint, a lot of the assets that MarkWest has today are very near where our operations are. Therefore, we're going to have synergies of some feedstocks and some product off-take from some of the fractionators and processing units of MarkWest into our system, as well as moving some products to the East Coast.

We believe, in total, that when you look at the excess propane/butanes in the Midwest today, we believe there's a very, very strong market to be able to take those all the way to the East Coast. And also, we have pipelines -- you probably saw some of the output from Enterprise's presentation today, where they were talking about the possible reversing of the Centennial Pipeline.

That is certainly a possibility. I'm not sure it's top of the charts, but it's certainly a possibility to be able to take NGLs and take them to the Gulf Coast. So it just illustrates that we have many opportunities and a lot of flexibility around the NGL business with MPC.

We believe that -- as I say here in the slide -- opportunity to capture value through numerous incremental growth projects. We also outline somewhere between $6 billion to $9 billion of projects that have already been identified within MarkWest, within MPC.

As we have our analyst meeting here in the early part of December, we're going to unveil more projects and unveil what some of these opportunities are to you at that time. But safe to say, we believe we have many very strategic projects. And I'll talk about some of the strategic projects already ongoing within MPC.

MarkWest, another reason, and I would say the main reason why we had such an interest in MarkWest, was their position in the marketplace. They're the second-largest natural gas processor and the fourth-largest fractionator in the US. And again, with the Marcellus and the Utica -- if you look at the production that's continuing to grow within the NGL space today, it's the Marcellus and Utica that are outperforming all the other basins in the US.

So, again, a tremendous position that Frank Semple and his team have built; and it really puts us, I believe, in a position, as we look at those assets and those opportunities, that we can build those, incubate those at MPC.

And the point that I want to make here is that we're not changing the strategic intent or, I believe, the investment opportunity for you today. We're not changing that mantra. We are still going to be -- this is going to be a Company that is a drop-down story. It's not a Company that invest or invest for two or three years before that cash flow comes on. Our intent here is to be able to use MPC to incubate, to build, to be able to capture that opportunity, and then we will drop things in to MPLX at the right time.

I've illustrated to you before that MPC has $1.6 billion of MLP eligible EBITDA, but I've added to this slide, and growing. We continue to look at a number of opportunities, and we are continuing to build some other assets inside of MPC, as well as -- I've talked to you before about two condensate splitters that have been completed and are up and running, and in fact running at a little bit above design capacity. But we continue, now and over the next few years, to grow. And we will increase this $1.6 billion inside MPC alone.

Let me give you an update on the Sandpiper, SAX, and Cornerstone Pipeline. In fact, SAX we expect to be done here in the fourth quarter of this year. Sandpiper -- we just had a very strong ruling from an administrative law judge, and that project is getting ready to kick off in 2016. And Cornerstone Pipeline -- we are just about ready to start on Cornerstone, as well, having acquired the majority. We still have a couple tracts of right-of-way to be complete.

But the point that I want to make with these three projects I've talked to you about before. These projects are good for both MPC and MPLX. For MPC, it provides -- coming from the Bakken and some Canadian, as well, we can get very advantaged feedstocks down into the PADD 2 refining complex.

Cornerstone Pipeline, the same thing, very advantaged for both MPLX and MPC. And now we can get the feedstocks from the Utica up into our refinery at Canton, down to our refinery in Catlettsburg. And we plan to be able to go westbound and get some of these feedstocks over to the Chicago and southern Illinois refining systems, as well.

So all three of these projects -- and other point I want to make is, in 2012 -- October of 2012 is when we started MPLX. We were able to put together -- almost with these three projects alone, and then with our Hess acquisition and the fuels-distribution piece of our business, almost a billion dollars of EBITDA in just two and a half years with these projects.

So it just illustrates again the opportunity and the synergy when you have a very, very large -- fourth-largest refining system in the country, and a company that with MPLX and now with MarkWest the opportunities that we have in this space.

The other thing that is important is that being an inland refiner, as compared to a Gulf Coast refiner -- as I said earlier, half of our refining capacity is in the Gulf Coast, but the other half is inland.

And being an inland refiner and having the logistics -- and what's important was the logistics. I know a lot of you have studied and understand the Bakken and movements -- and the very, very large movements by rail out of the Bakken into the East Coast, all the way to the Gulf Coast.

We have zero rail cars on lease, because we've been able to do it through pipelines. And through the expansion of Sandpiper and SAX, we're going to be able to continue to get our crude oil -- and that's advantaged crude oil from the Bakken and from Canada -- down into our system. But we also are not going to have stranded investment or stranded lease costs, as you see these rail cars really start to be stacked up.

But what that does is, that provides us, and we believe will continue to provide us into the future -- you see what the differentials to LLS have been over time here going back to 2013. And we expect these differentials, maybe not as wide and some of the peaks that we've seen in the past, but we still expect these differentials to be very strong for us going forward, especially into 2016 and 2017. And again, it's because of our inland refining position.

Let me turn to refining, then, for a few minutes and talk about our strategies within refining. Being the largest refiner east of the Mississippi -- all of our refining system, since it is tied into our logistics system, we believe gives us an advantaged market.

And I couldn't say this five years ago, but now I can say, every one of our refineries is in a niche position, even our Canton refinery because of the Utica and the condensate in Canton. I look at our Detroit refinery -- very advantaged because it has direct pipeline tie-ins to Canada.

The other issue, or other very important optic here, is that approximately 70% of our gasoline production out of our refineries -- we know every day where it's going to go. It's going to go to the Speedway brand or to the Marathon brand. And again, that sets us apart from some of our peers because we have that direct link.

When you're a merchant refiner, you only have price to sell. Being an integrated refiner with a very strong retail component, we can move those barrels ratably, which provides lower transportation costs, and it provides very, very strong opportunities, I believe, in the marketplace, especially if you look back over this summer, times that there were shortages in product across the Midwest. We were able to keep all of our systems full.

I've talked to you about some of our projects, and the next couple sides I'm going to talk about our self-help, where we're not investing a large amount of capital, but we have very large returns.

As illustrated here, we have $835 million of capital investments. Most of this work is going to be complete in mid-2016, except for the Gulf Coast export capabilities. Those will come on in stages between now and 2018. But $835 million of CapEx, but $650 million of EBITDA. So you can tell how strong the returns are on these projects and that it's just going to help to continue to grow our EBITDA asset base. And I believe some of these, especially if you look at the growing Gulf Coast export capabilities -- all of those assets will be eligible, again, to be dropped into the MLP down the road.

Our Galveston Bay refinery -- let me give you an update. We're now almost three years into owning the Galveston Bay refinery. The first year was just to really make sure we understood the assets, to get these assets from an operating standpoint to try to meet the regulations and get some early turnarounds.

You'll recall, last year we took two major turnarounds. And we had pretty good optics that we were going to have some issues from a labor standpoint early in the year. So we went ahead and pushed a turnaround. We did two major plant turnarounds there last year and got those done early. I still believe it was a very prudent decision by our refining leaders to get those done last year.

But now we have that plant really operating like we want to operate refineries. And we're very, very pleased. I would expect early next year, we will have completed the earn-out that we had in this project. And then going forward, everything will be 100% to MPC's financials.

But when I say self-help -- I already talked about the $835 million of capital and very large returns on the other three projects on the prior slide. But here at Galveston Bay, after operating for the first couple of years, we see tremendous self-help with not a very large amount of capital.

And this self-help -- and we're going to speak to this at our analyst meeting in December. We're just in the process of going through the budget and just in the process of finishing some of the conceptual engineering. But we see this as very high-return projects to take this plant and I would say return it to a world-class facility.

On the Speedway side, with the acquisition that we made about a year ago on the Hess assets here in the East Coast, we have now re-IDed almost 830 of these stores. We're way ahead of our initial plan on re-IDing these stores. And I'm very pleased to say, we're way ahead of the performance, as well, on these stores from what we had initially anticipated.

The capital -- we have about $400 million of conversion capital and remodel capital going into these stores this year and into early next year. But with over 820 -- and I expect by the time fall sets in, all we're going to have left is the State of Virginia and North Carolina to finish, and we'll go back down to the southeast and finish those over the winter. But we're going to be about a year, year and a half ahead of schedule from what we had planned on re-IDing and bringing those systems into one common platform.

So the 820 or 830 that have already been re-IDed, they're on our common platform now. So we're operating about 2500 stores on one common platform. We just have 200, or so, to go, and then we will have this complete.

The synergies that we had outlined early on with this acquisition, we have met, and we're going to exceed those synergies going forward. And as was illustrated in the first quarter of operations, we had very, very strong income and EBITDA from this system, and that has continued throughout the balance of the year.

What this has done -- and I get a lot of questions on, why do you have a company owned and operated retail system along with our Marathon brand? And as you know, the Marathon brand is all owned and operated by Jobbers, and we have very little capital invested.

But here on the Speedway side -- and again, this is part of our integrated model and part of our strategy. And this has become apparent to us over this summer, as we've seen some super majors who decided to get out of the retail business 20 years ago -- those assets, while they may have had a 20-year supply agreement, some of those assets are starting to churn, and that supply agreement is being put out for an RFP. Anybody who has ever been in marketing, you're always going to put your assets out for a new RFP. And what we're starting to see is how deep some merchant refiners are willing to go to try to attract that direct retail.

And I believe this is one of the key ingredients to our success, is having this fully integrated retail and job remodel, to know every day where the majority of our refined products are going to be sold.

Just quickly through some of the macro optics of our system. Both the Chicago 6-3-2-1 -- as you can see here, very strong over the summer on the 6-3-2-1 basis. US Gulf Coast strong, as well, part of this led by some upsets in the marketplace and part of it led by the tremendous growth in demand.

As we've seen the elasticity of the gasoline demand with these lower prices, and we're continuing to see that here -- you see the numbers just as I do -- I can't give you our individual retail numbers, but the EIA numbers are coming out -- we're continuing to see strong demand here in the third quarter. And I would expect to see that in the fourth quarter, as well.

The macro outlook -- I'm probably the same place the majority of the people are in this room, that we're expecting WTI and Brent to be in the $50 to $60 range between now, and probably through 2016, and the Brent-TI spread in the $5 to $6, maybe $7 range over this period of time.

As I spoke early this year -- in fact, here in New York -- I said the things to watch were -- watch the inventories in Cushing, and watch the imports coming in from the Middle East. I still say watch the inventories in Cushing and watch the imports coming in from the Middle East.

It doesn't appear that Middle East producers -- Iraq, Kuwait, and Saudi Arabia -- are going to forego any of their market share here in the US, and I think they're going to continue to be strong suppliers. And at the same time, Cushing is 58, 59 million barrels of inventory as of last week. We'll see where things stacked up this week. But I would expect that we're going to be pretty much at the top of the tanks in Cushing. And I think what that does is, that keeps differentials wider for longer. While we're looking at the crude oil price lower for longer, I think this gives us the opportunity for differentials, vis-a-vis the absolute crude oil price to be wider for longer.

And of course, we continue to have a very advantaged position, and this will lead into my slide to discuss exports with you, but we're in a very advantaged position due to the international fuel cost comparison of natural gas costs here in the US and our refining system, along with the efficiency, the size, the scale, the complexity of our refining system across the industry here in the US, as compared to European refiners. And I think that we can compete very, very well against the new Middle East refineries that are coming up and operating.

Which leads me to US-refined product demand. And as you can see here, in 2015 the gasoline continues to be very strong demand this year, up about 250,000 barrels per day. And again, as I left Ohio yesterday, I could see across the majority of the Midwest states, we were hovering around $2 a gallon. That is going to continue, I think, to accelerate demand going in on a comparative basis third quarter, fourth quarter this year versus 2014. But the demand continues to be strong.

The one point here -- diesel demand. And I still believe -- this is coming out of the EIA -- I'm not sure that they're getting all of the export data really transformed over into what's US demand and what's export demand. We are not seeing a down-turn overall in diesel demand within our system, but these are the numbers that the EIA illustrates.

As far as US gross refined products -- within MPC, we continue to average over 300,000 barrels per day of exports, so very, very strong export market. And we see this going into the future.

The natural gas advantage that we have, the scale that we have, and just the efficiency that we have across the Gulf Coast to be able to export products -- and this is why within the refining system across the US that I believe the US refining system is going to continue to be so strong as compared to other refining systems in the world, is because we have this flexibility and can reach many markets with our refined products.

So I will finish here by summarizing our capital return and our investment strategy. As you know, this has been one of the tenets of our Company and tenets of our strategy, is how we balance returning capital and investment going forward.

The capital invested in the business since we spun is about $11 billion, but we returned almost $9 billion to shareholders, through share repurchases and dividends. We've had a 34% compounded average growth rate in our dividend over the last four years, again one of the leaders in industry. And one of the things that have been very important to us is to continue to have a good rhythm in how we increase our dividends.

And lastly, when I look at our share repurchases, we repurchased almost $7 billion of shares over the same period of time. Around 27% of our shares have been repurchased into the marketplace. When you look over this four-year period of time, we are the leading company across our peers in return to the shareholders over, again, this four-year period of time.

So I will finish by talking about, what are we missing here as an investor and what MPC/MPLX brings to the table. We were the first mover in separation from an upstream company. We dropped down almost immediately after separation into an MLP and established MPLX as one of the leading generators of income and distributions in the marketplace.

As I said, we continue to be a leader amongst our peers in capital return to shareholders, and we're going to continue to use the MLP to grow that value -- we'll use the MLP to grow the value inside MPC through the IDRs that come back into MPC. But we're also going to use MPC to grow our midstream business.

We're the peer leader across all cycles. I did not use it in the slide today. You've seen this slide in the past. But I look back over the last 20 years -- we're one of the leaders every year -- doesn't depend on the cycle, but an income-per-barrel basis, MPC is one of the leaders across all cycles and all forms of volatility within our business.

And part and parcel, and I would say probably first in our system, is to be a reliable, safe, and a consistent operator. And that is our mantra. That is what we come to work and work hard, train hard, is to provide operational excellence. And as I said earlier, a very disciplined approach to capital.

So that's the summary of what I wanted to share with you today, and finish that -- I think investors -- as I looked at the announcement we made about MarkWest is to understand this is going to be a very big drop-down story, not a capital reallocation. It's that we want to grow MPLX into being one of the leading large-cap -- and I think we're going to be a position by ourselves -- large-cap, high-growth MLP going forward. Thank you.

Paul Cheng:	Thank you, Gary. We have time for two or three questions, and then we move to the break-out sessions for additional questions. Yes?

Unidentified Participant:
Hi. I was just wondering, in terms of the gasoline market, that you're seeing particular strength in gasoline cracks. I guess part of that is demand-driven. But just wondering if you're anticipating much of a supply response, in terms of more gasoline production, whether that be through yield increasing or through another way.

Gary Heminger:	That's a good question. In fact, one of the things we're looking at -- we're in the midst of a couple turnarounds, ourselves, right now.

It appears to be a fairly robust turnaround schedule across the industry. We don't market in the East Coast or the West Coast. But in the Midwest down through the Gulf Coast, there appears to be a pretty decent turnaround schedule this year that I think is going to soak up some of that demand. The other thing to look at, the exports -- gasoline export demand has risen substantially this year, which is also taking off some of that inventory.

Unidentified Participant:	(inaudible)

Paul Cheng:	I think the question is that -- do you believe Marathon Petroleum, as well as the industry, will be able to boost your gasoline output from the recent level?

Gary Heminger:	I'm sorry, I didn't hear that part. My apologies. I just didn't hear that part of your question.

We can -- the yield is probably 7% to 8%, the way we look at things, where we can switch between gasoline and diesel, only 7% to 8%. And since we're running a lot more light sweet crude, possibly you can push that up to almost 10%. But we're making -- every day, we're going to make the max gas or max distillate, depending on what the margins are at the end of the pipe.

So, yes, we can make more gasoline at times, we can make more distillate at times. It just depends on every day what the LP is telling us is the maximum value. But figure 7% to 8% is what the flex is.

Paul Cheng:	There's a question here.

Unidentified Participant:	(inaudible)

Paul Cheng:	Can you wait until the microphone?

Unidentified Participant:
Can you expand a little more on your thoughts on diesel demand here in the US? And then, we've seen a lot of distillate capacity come on globally. How does that impact the export market out of the US for distillate?

Gary Heminger:
Right. Distillate demand across the US -- when I look across the highway system, it has been fairly stable with last year. I would say distillate demand that maybe was being used in some of the manufacturing and construction business is what appears to be off a little bit this year. On exports, our diesel demand for exports continues to be very strong.

Now, the Middle East refineries that have come on in Jazan, Yanbu, and Jubail -- well, two of them are on; the third one is about to be completed. While some of that distillate demand -- and understand that those refineries, first of all, were built for in-country consumption. Then, the excess is really headed to the Asia markets.

Some of that is going into Europe. But for the most part, we're not seeing any slow-down in our distillate demand and exports. In fact, I look at our book going out here for the balance of the year, and it continues to be strong.

There's a question back there from this gentleman.

Unidentified Participant:
I was hoping you could elaborate on how you think you're going to receive unit-holder vote for the MarkWest transaction, particularly in light of the significant reduction in the distribution day one for a MarkWest unit-holder, the fact that they went from a model that had no economic GP to one with a 50% split. And also, if you read through the proxy, there apparently were two other bidders for MarkWest that were willing to pay over $70 a share, and that would compare to a low $50 implied Marathon bid. So how do you expect to overcome those obstacles to receive unit-holder vote for the MarkWest transaction?

Gary Heminger:	Sure. As we went through the negotiations on this transaction, we looked at many different ways to be able to calculate what the best value was for MarkWest, what the best value was for MPC.

We have filed the S4. We made that public that we filed that. We would expect within probably the next couple weeks to get some feedback on the S4, and then as you get prepared to go to the proxy.

I really can't talk about anything more strategically at this point in time. But part of the way that -- our plan to overcome that was the $675 million of cash that MPC was putting up front in order to be able to take care of some of the compression or the dilution, if you will, to the distribution that the MarkWest unit-holder at that time had prior to this announcement.

So we continue to feel that we have a very compelling offer on the table, and that has been accepted. We're going through the process, and we'll continue to work this process until we get ready for the proxy.

Paul Cheng:	With that, thank you, Gary, because the time is up for this session. We will continue the Q&A in the break-out session in (inaudible) one and two. Thank you very much.